

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 1, 2016

Mark Meyers
Chief Executive Officer
Spiral Toys Inc.
30077 Agoura Court, Suite 230
Agoura Hills, CA 91301

     Re: Spiral Toys Inc.
           Registration Statement on Form S-1
           Filed May 6, 2016
           File No. 333-211199

Dear Mr. Meyers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. Please disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment. Please also disclose your monthly "burn rate" and how long you anticipate your present capital will last at that rate.

Security Ownership of Certain Beneficial Owners and Management, page 24

2. Please identify, in a footnote to accompany the table, the persons who have or share voting or investment power over the shares held by Netcom Enterprises Inc.

Selling Shareholders, page 28

3. Please confirm to us that none of the selling shareholders are broker-dealers or affiliates of broker-dealers and make corresponding revisions to your disclosure in this section. Alternatively, please revise your prospectus to include appropriate disclosure regarding any broker-dealers or affiliates of broker-dealers.

4. We note that the selling shareholders are legal entities. Please identify the individual or individuals who have voting and dispositive power with respect to the shares being offered for sale by all legal entities listed in your selling shareholders table.

Legal Matters, page 30

5. We note your disclosure that Mr. Brantl owns 25,000 shares of your common stock, but were unable to locate any reference to such shares in the Recent Sales of Unregistered Securities section beginning on page II-1. Please revise accordingly or advise.

Age of Financial Statements

6. Please update your financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Exhibits

7. Please tell us whether you have material written agreements with your distributors, manufacturers or customers, such as Jay@Play, Animal Magic Asia, Limited, China Well Industries and Seveco Global, and provide us with an analysis as to whether any such agreements should be filed as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Gilmore at (202) 551-3777 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Robert Brantl, Esq.